FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 333-123547
                                  NORANDA INC. COMMISSION FILE NO. 333-123546

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  FALCONBRIDGE LIMITED

TSX SYMBOL:  FL

April 21, 2005

Falconbridge Reports Record Quarterly Earnings of US$221 Million in Q1 2005

TORONTO, ONTARIO--(CCNMatthews - April 21, 2005) - ALL NUMBERS IN U.S.
DOLLARS

Falconbridge Limited (TSX:FL) today reported consolidated earnings of $221 million (basic earnings per share of $1.22 and diluted earnings per share of $1.21) for the first quarter 2005. This compares with earnings of $184 million (basic earnings per share of $1.02 and diluted earnings per share of $1.01) for the first quarter of 2004.

Commentary

"We have had a solid start to the year, increasing year over year production at most of our facilities, which enabled us to take full advantage of high metals prices and generate record earnings," said Aaron Regent, President and Chief Executive Officer of Falconbridge. "In addition, the proposed merger with Noranda will simplify our ownership structure, provide a larger shareholder float and increase our critical mass, which will aid our ability to advance new large scale projects. As one of the world's largest base metals companies, we will be well positioned to benefit from the expected continuation in high metal prices. With a high quality pipeline of growth initiatives in copper and nickel, the company is positioned to broaden its appeal to large institutions and further expand its shareholder base."

Q1 2005 Highlights

Corporate Developments

- Noranda and Falconbridge agreed to merge on a share exchange basis

Realized prices

- Nickel, copper and zinc were 2%, 24%, 21% higher, respectively, versus Q1, 2004

Production

- Nikkelverk achieved record nickel and cobalt production of 21,456 and 1,330 tonnes, respectively

- Refined nickel production, including ferronickel, was 27,930 tonnes and mined copper production was 83,012 tonnes

- Annual production target for refined nickel remains unchanged at 113,000 tonnes; target for mined copper lowered by 9,000 tonnes to 351,000 tonnes, as a result of a shutdown of SAG mill #3 at Collahuasi

- Completed 13 Six Sigma projects, generating savings of $7.7 million

Exploration

- Sudbury exploration team received the "2005 Bill Dennis Prospector of the Year" Award (PDAC) for their discovery of the Nickel Rim South deposit

Financial Position

- Return on shareholders' equity of 35%

- Cash flow increased to $313 million, from $263 million in Q1 2004

- Improved net-debt-to-total-capitalization ratio to 19% from 24% at Dec. 31, 2004, with liquidity in excess of $1.2 billion

Projects and Other Developments

- Finalized joint-venture agreement with Barrick Gold for the Kabanga nickel deposit in Tanzania

- Advanced Phase I of Raglan Optimization program

- Began vent shaft sinking at Nickel Rim South in March 2005

- Appointed new President of the Koniambo ferronickel project in New
Caledonia

Proposed Transaction with Noranda

On March 9, 2005, Falconbridge entered into an agreement to combine with its major shareholder, Noranda Inc. The merger would be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) would be offered 1.77 Noranda common shares for each Falconbridge common share. After the merger, Noranda would be renamed NorandaFalconbridge, creating one of North America's largest base-metals companies.

Noranda's offer to Falconbridge shareholders will expire on May 5, 2005. The take-over bid circular and the directors' circular (including the recommendation of the Falconbridge Board of Directors that Falconbridge shareholders tender their shares to the Noranda Offer and a copy of TD Securities' valuation and fairness opinion) are posted on the Company's website at www.falconbridge.com.

First Quarter 2005 Results

Higher earnings resulted primarily from higher average realized copper and zinc prices, which were up 24% and 21%, respectively. The nickel price remained strong with a 2% increase quarter over quarter. Earnings also received a boost from significantly higher copper and zinc sales volumes, up 21% and 54%, respectively, compared to the first quarter of 2004. Earnings were partially offset by higher unit production costs. First quarter 2005 net earnings were also negatively affected by the continued weakening of the U.S. dollar versus the Canadian dollar, a drop of 7% in the average rate for the quarter compared to the corresponding quarter of 2004.

Compared to the fourth quarter of 2004, first quarter earnings increased as a result of higher realized nickel and copper prices, which were up 9% and 5%, respectively, from those realized in the previous quarter, partially offset by lower copper sales volumes.

In the first quarter, the Company's balance sheet continued to strengthen as the ratio of net debt to net debt plus equity improved to 19% from 32% at March 31, 2004 and from 24% at December 31, 2004. Cash and cash equivalents were $798 million at March 31, 2005. The Company believes that current cash reserves and anticipated cash flows will be sufficient to cover all of its obligations for the next year.

Nickel Operations

For the first quarter of 2005, operating income for the nickel business was $190 million, compared to $186 million in the first quarter of 2004. Refined nickel production was 27,930 tonnes in the first quarter of 2005, compared to 26,858 tonnes in the same period in 2004. The operating cash cost per pound of mined nickel for Falconbridge's nickel operations (including INO and Falcondo) was $2.94 in the first quarter of 2005, compared with $2.72 in the same period in 2004.

Integrated Nickel Operations (INO)

Revenues: In the first quarter of 2005, sales volumes of nickel increased 17% to 21,266 tonnes from 18,118 tonnes in the first quarter of 2004 and copper sales volumes of 15,477 tonnes increased by 17% from 13,197 tonnes, both primarily as a result of the impact of the Sudbury strike on 2004 production. In the first quarter of 2005, consolidated revenues for the INO increased $63 million, or 17%, to $442 million, from $379 million for the same period in 2004. First quarter 2005 realized nickel and copper prices increased by 2% and 21%, respectively, while cobalt prices decreased by 22% compared to the first quarter of 2004. Precious metals revenues increased by $6 million to $28 million in 2005, compared to the same period in 2004.

Costs: In the first quarter of 2005, the operating cash cost of producing a pound of nickel from INO mines was $2.51. The $0.09, or 3%, decrease over first quarter 2004 costs was the result of increased mine production and higher by-product credits, which partially offset the impact of the stronger Canadian dollar.

Operating income: The INO's first quarter 2005 operating income was $157 million compared with $131 million for the first quarter of 2004. The $26 million increase was mainly due to the impact of higher sales volumes and the absence of strike costs which impacted 2004 results, reduced by the impact of the strengthening Canadian dollar on unit production costs at Canadian operations.

Production: Sudbury mines production of nickel was 6,122 tonnes during the first quarter of 2005, compared with 4,404 tonnes in the first quarter of 2004. The increase in nickel production was primarily attributable to the impact of the Sudbury strike in the first quarter of 2004.

At Raglan, nickel in concentrate production in the first quarter of 2005 was 5,978 tonnes and copper production was 1,525 tonnes, compared with 6,668 tonnes of nickel and 1,733 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades, which more than offset a 4% increase in ore tonnes mined.

In the first full quarter after achieving commercial production, Montcalm nickel production was 1,950 tonnes and copper production was 1,050 tonnes. Montcalm remains on track to add 9,000 tonnes of refined nickel to total production in 2005.

At the Sudbury smelter, nickel in matte production in the first quarter of 2005 increased to 17,413 tonnes from 11,404 tonnes and copper production increased to 5,594 tonnes from 4,234 tonnes in the same period of 2004. The increases resulted from the treatment of higher concentrate tonnages, which offset the impact of lower feed grades. A smelter maintenance shutdown is planned for the first two weeks of May and a vacation shutdown is planned from July 6 to July 25, 2005.

At Nikkelverk, nickel and cobalt production in the quarter established new production records. Nickel production of 21,456 tonnes compared to 18,859 tonnes from the corresponding period of 2004. The 2005 refined nickel production forecast remains at 85,000 tonnes. Cobalt production for the first quarter of 2005 was 1,330 tonnes.

Other Developments

At Nickel Rim South, vent shaft sinking began in March 2005 and main shaft sinking is expected to begin in the second quarter of 2005.

At Montcalm, construction activities are complete. Mine and concentrator performance continues to meet or exceed feasibility targets.

During the first quarter of 2005, underground and surface diamond drilling continued at Fraser Morgan in Sudbury. Diamond drilling will continue during the second quarter to provide an adequate base for a mineral resource estimate.

Progress continues on the Raglan Optimization project, which will increase annual production by approximately 5,000 tonnes of nickel per year, beginning in 2007. The first phase is the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase I are expected to be $21 million. Engineering work on Phase II is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

Falcondo

Revenues: In the first quarter of 2005, revenues of $96 million at Falcondo decreased 5% from $101 million in the same period of 2004. The realized ferronickel price decreased by 1% from the corresponding quarter in 2004. Sales volumes decreased by 4% to 6,515 tonnes from 6,777 tonnes in 2004, due to lower production levels in the first quarter of 2005 (further explanation below).

Costs: Falcondo's operating cash cost per pound of ferronickel increased by 34% in the first quarter of 2005 to $3.88, mainly due to the increase in oil prices, maintenance costs and the impact of fixed costs spread over lower production volumes. Average oil costs rose to $39 per barrel in the quarter, from $32 in the first quarter of 2004.

Operating income: Falcondo's first quarter 2005 operating income was $33 million, compared with $55 million for the same period in 2004. The $22 million lower contribution reflects the impact of higher oil costs, reduced sales volumes and a lower ferronickel selling price.

Production: In the first quarter of 2005, Falcondo produced 6,474 tonnes of nickel in ferronickel compared to 7,999 tonnes in the first quarter of 2004. Lower production in the quarter resulted from a longer than anticipated furnace ramp-up after a planned maintenance shutdown and the impact of heavy rains in the month of January. The shortfall in production is expected to be recovered over the balance of the year.

Copper Operations

Operating income of the copper business rose to $135 million in the first quarter of 2005, compared with $72 million in the same period for 2004. Copper production from Kidd Creek and South American operations was 74,451 tonnes in the first quarter of 2005, compared with 60,393 tonnes in 2004. The consolidated operating cash cost per pound of copper was $0.65 compared with $0.48 in 2004.

Collahuasi

Revenues: Falconbridge's share of revenues at Collahuasi in the first quarter of 2005 was $145 million, compared with $77 million in the first quarter of 2004. The $68 million increase is attributable to the impact of both higher metal prices and higher sales volumes due to the concentrator expansion completed in the third quarter of 2004.

Costs: The operating cash cost was $0.62 per pound of copper in the first quarter of 2005, compared to $0.40 in the first quarter of 2004. This increase is attributable to higher treatment and refining charges and higher freight costs in the first quarter of 2005, compared to the same period in 2004.

Operating income: Falconbridge's share of Collahuasi's first quarter 2005 operating income was $84 million, compared with $45 million in the same period in 2004. The positive variance is attributable to higher copper prices and sales volumes, partially offset by higher production costs.

Production: Falconbridge's share of first quarter copper production in 2005 totaled 46,973 tonnes compared to 35,369 tonnes in the first quarter of 2004 as a result of the concentrator expansion. Production during the quarter was somewhat lower than expected due to a failure of the sulphide ore conveyor belt system in late February.

Other Developments

On March 31, 2005, the SAG mill #3 at the Collahuasi copper mine in Chile was shut down to carry out normal repairs. During subsequent inspections it was found that the mill motor also had to undergo a repair, which will keep this production unit temporarily out of service. Collahuasi's other two grinding circuits are operating normally, at the equivalent of 65% of the concentrator's total design capacity. The cathode plant also continues to operate normally.

Falconbridge's original production forecast for 2005 (44% share of total production) was 220,000 tonnes of mined copper at Collahuasi. Based on a preliminary assessment, this estimate has now been revised to 211,000 tonnes.

The molybdenum recovery plant is under construction, with scheduled start-up in early 2006.

A feasibility study on the second expansion of the copper concentrator at Collahuasi is continuing.

Lomas Bayas

Revenues: Revenues in the first quarter of 2005 were $60 million compared to $44 million in the first quarter of 2004. The $16 million increase is attributable to the impact of both higher copper prices and higher sales volumes.

Costs: The operating cash cost per pound of copper produced in the first quarter of 2005 increased to $0.56 from $0.47 per pound in the first quarter of 2004. The increase in the cash cost resulted mainly from higher costs of sulphuric acid, fuel and contractors.

Operating income: Lomas Bayas' first quarter 2005 operating income was $32 million, up from $24 million in the same period of 2004, as higher copper prices more than offset the impact of higher production costs.

Production: Lomas Bayas produced 16,323 tonnes of copper cathode in the first quarter of 2005, compared to 15,728 tonnes in the first quarter of 2004, as a result of higher process recoveries and the new crushing plant. The 2005 production forecast at Lomas Bayas remains at 62,000 tonnes of mined copper.

Other Developments

Development of the new leaching pad for run-of-mine ore began in February.

As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March.

Consolidated Kidd Creek Operations

Revenues: Revenues of $160 million in the first quarter of 2005 were 20% higher than revenues for the same period for 2004, due largely to higher prices and higher zinc sales volumes, offset by lower copper sales volumes. First quarter 2005 realized copper and zinc prices were up 20% and 21%, respectively, from the first quarter of 2004. Zinc sales volumes, including concentrate sales from the LaRonde feed, were 54% higher than first quarter 2004. Copper sales volumes were 12% lower due to lower refinery production.

Costs: In the first quarter of 2005, the operating cash cost of producing a pound of mined copper was $0.96, compared to $0.88 in the first quarter and $1.15 in the fourth quarter of 2004. The higher unit production costs were impacted by the continued weakening of the U.S. dollar versus the Canadian dollar, a 7% decrease from the first quarter of 2004, as well as higher mining costs due to increased mine development activity relative to the same period in 2004.

Operating income: For the first quarter of 2005, operating income for the Kidd Creek Division was $18 million, compared to $3 million in the first quarter of 2004. The $15 million increase was mainly due to higher metal prices and higher zinc and silver sales volumes, which were partially offset by the impact of lower copper sales volumes, and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Copper and zinc production from the Kidd Mine during the first quarter of 2005 totaled 11,155 tonnes and 27,428 tonnes, respectively, compared to 9,296 and 20,792, respectively, during the same quarter last year. Tonnage milled during the quarter at 618,200 tonnes was 94,800 above the same quarter last year and included tonnage mined from Mine D totaling 134,000 tonnes, approximately 21% of the total.

Copper cathode production for the first quarter of 2005 was 31,460 tonnes, compared to 33,722 tonnes in the same quarter of 2004, primarily as a result of reagent quality issues in the refinery in the first quarter of 2005. Refined zinc production of 37,965 tonnes was 33% above the 28,458 tonnes produced in the first quarter of 2004, primarily as a result of an 8% increase in tonnage processed and the strong performance by both the roasters and the autoclave. For the year 2005, refined copper production is expected to be 130,000 tonnes and zinc production approximately 135,000 tonnes.

Other Developments

At Mine D, shaft progress is at 94% of plan. The ramp and lateral development are at 97% of plan, with the new shaft sinking below the 9000 level.

Corporate and Other

Corporate and other includes corporate general and administrative costs, exploration, research and development expenditures, foreign exchange gains and losses and other income and expenses.

During the quarter ended March 31, 2005, the Corporate segment incurred costs of $15 million, compared to income of $9 million realized for the same period of 2004. The $25 million change quarter over quarter is primarily attributable to the realization, in the first quarter of 2004, of interest rate swap income totaling $19 million, compared to nil during the first quarter of 2005. The 2004 interest rate swap income resulted from mark-to-market gains of $13 million and $6 million of net interest on interest rate swaps not eligible for hedge accounting. The Company qualified for hedge accounting for the majority of their interest rate swaps in April 2004. Accordingly, the net interest on interest rate swaps is considered to be an offset of interest costs during the first quarter of 2005 and the Company is not required to recognize the fair value of interest rate swaps for which it has received hedge accounting.

In addition, during the first quarter of 2005, the Company recognized an additional $2 million in spending on exploration costs due to a significant increase in joint venture activity in foreign locations and a doubling of expenditures in the Sudbury area over the same period in 2004. A further $2 million was spent on corporate general and administrative expenses compared to the same quarter of 2004. The Company also realized $3 million in foreign exchange gains compared to gains of $5 million during the first quarter of 2004.

Liquidity and Capital Resources

During the first quarter of 2005, consolidated cash and cash equivalents increased by $153 million to $798 million at March 31, 2005, compared with a balance of $416 million at the end of the first quarter of 2004. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

In the first quarter of 2005, the Company's balance sheet improved as the ratio of net debt to net debt plus equity improved to 19% from 32% at the end of the first quarter of 2004 and from 24% at December 31, 2004.

Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totaling $457 million. As a result, the Company has unused credit and cash available in excess of $1.2 billion.

Working capital increased to $1,168 million at the end of the first quarter of 2005 from $933 million at the end of December 2004. This is primarily attributable to a cash increase of $153 million, a $72 million increase in inventories, and a $32 million increase in receivables, all in the first three months of 2005. These increases in current assets were partially offset by a $7 million increase in the current portion of long-term debt.

Cash generated from operations before working capital changes totaled $313 million compared with $263 million for the first quarter of 2004.

The ratio of current assets to current liabilities was 2.8:1 at March 31, 2005.

Expenditures in the first quarter of 2005 were directed towards development of Mine D at the Kidd Mining Division, Nickel Rim South at the INO Division, the construction of the molybdenum recovery plant at Collahuasi, the Raglan Optimization project, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

Total debt was at $1,436 million at March 31, 2005, compared to $1,437 million at the end of 2004. The $1 million change was due to a foreign exchange gain on Canadian dollar denominated debt due to the strengthening of the U.S. dollar versus the Canadian dollar, as of March 31, 2005 compared to December 31, 2004. The current portion of long-term debt is $255 million.

Business Development

Koniambo

The Feasibility Study on the Koniambo joint venture, the Company's ferronickel project in New Caledonia, was completed in the fourth quarter of 2004 and presented to the Boards of Directors of the project's partners, Falconbridge and Societe Miniere du Sud Pacifique S.A. (SMSP), in early 2005.

Falconbridge also announced the appointment of Brian F. Kenny as President of the Koniambo project. Mr. Kenny, whose appointment is effective May 1, 2005, will be responsible for the design, planning and development of the operation. Previously, Mr. Kenny was President, Bechtel Canada Inc./Bechtel Quebec, and General Manager, Mining and Metals, Canada and U.S. He also has significant international experience in project development.

In accordance with the action plan set out with SMSP and the French Government earlier this year, Falconbridge is actively working to complete the project financing, securing necessary operating and environmental permits and further advancing project engineering. The review of the technical feasibility study by the Trustee, as required by the Bercy Accord, is near completion and Falconbridge is positioned to submit firm orders of at least $100 million in equipment and services. This will allow Falconbridge to meet the final condition for jointly vesting the Koniambo deposit with its North Caledonian partner SMSP.

Start-up for this project is targeted for 2009.

Kabanga

Subsequent to quarter end, Falconbridge and Barrick Gold entered into a joint-venture agreement regarding the Kabanga nickel deposit in Tanzania and related concessions. Under the current terms of the agreement, Falconbridge has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

Over the next several years, Falconbridge will fund and conduct a $50-million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga. Falconbridge will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, Falconbridge will fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint-venture expenditures.

Exploration

During the quarter, Falconbridge and Noranda released an exploration progress report to provide an update on greenfield and brownfield exploration projects. The report described the Companies' exploration strategy as one that is focused on discovering and/or acquiring new nickel and copper deposits. With exploration projects around the world, Falconbridge has become a valued and sought-after partner in the mining industry. At present, Falconbridge has partnerships with 17 exploration and mining companies. The report can be found on the Company's website at www.falconbridge.com.

The mineral reserves and resources at operations and projects are generally updated on an annual basis. Please see the Falconbridge 2004 Annual Report for mineral reserves and resources. There are no changes to report at this time.

Dividend Payment

On April 21, 2005, the Board of Directors declared dividends of 10 cents Cdn per Common Share payable May 17, 2005 to shareholders of record May 3, 2005 and of 2 cents Cdn per Preferred Share Series 1 payable June 1, 2005 to shareholders of record May 18, 2005. The Preferred Share Series 2 pays a monthly floating dividend based on the prime interest rate, payable on the 12th day of each following month for record holders of the last business day of the preceding month. For Preferred Share Series 3, a dividend of
28.63 cents Cdn per share was declared and is payable June 1, 2005 to shareholders of record May 18, 2005. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian - U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

To listen to Falconbridge's quarterly teleconference on April 21, 2005 at 12:00 p.m., dial 416-620-2414 or 1-800-818-6210, or log on to
www.falconbridge.com to listen to a webcast of this call. The Annual General Meeting will follow at 2 p.m. EST at the Design Exchange, Trading Floor, 234 Bay Street, Toronto.

/T/

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

---------------------------------------------------------------------
                                         Three months ended March 31,
                                         ----------------------------
(unaudited - in millions of United States
 dollars except per share data)                         2005    2004

---------------------------------------------------------------------

Revenues                                              $  903  $  734
---------------------------------------------------------------------

Operating expenses
Costs of sales
 Costs of metal and other product sales                  492     404
 Depreciation and amortization of property,
  plant and equipment                                     62      57
---------------------------------------------------------------------
                                                         554     461
Selling, general and administrative (note 6)              34      24
Exploration                                                5       3
Research and process development                           2       2
Other income                                              (1)    (23)
---------------------------------------------------------------------
                                                         594     467
---------------------------------------------------------------------
Operating income                                         309     267
Interest expense net of interest income                    6      10
---------------------------------------------------------------------
Earnings before taxes and non-controlling interest       303     257
Income and mining taxes                                   80      69
Non-controlling interest in earnings of subsidiaries       2       4
---------------------------------------------------------------------
Earnings for the period                               $  221  $  184
Dividends on preferred shares                              2       2
---------------------------------------------------------------------
Earnings attributable to common shares                $  219  $  182
---------------------------------------------------------------------
---------------------------------------------------------------------

Basic earnings per common share                       $ 1.22  $ 1.02
Diluted earnings per common share                     $ 1.21  $ 1.01


FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

---------------------------------------------------------------------
                                         Three months ended March 31,
                                         ----------------------------

(unaudited - in millions of United States dollars)       2005   2004
---------------------------------------------------------------------

Principal operations -
 Integrated Nickel Operations (INO)                     $ 157  $ 131
 Falconbridge Dominicana, C. por A.                        33     55
 --------------------------------------------------------------------
 Nickel Operations                                        190    186
 --------------------------------------------------------------------
 Kidd Creek Operations                                     18      3
 Collahuasi                                                84     45
 Lomas Bayas                                               32     24
 --------------------------------------------------------------------
 Copper Operations                                        134     72
 --------------------------------------------------------------------
Income from principal operations                          324    258
Corporate costs (income)                                   15     (9)
---------------------------------------------------------------------
Operating income                                          309    267
Interest expense net of interest income                     6     10
Income and mining taxes                                    80     69
Non-controlling interest in earnings of subsidiaries        2      4
---------------------------------------------------------------------
Earnings for the period                                   221    184
Dividends on preferred shares                               2      2
---------------------------------------------------------------------
Earnings attributable to common shares                  $ 219  $ 182
---------------------------------------------------------------------
---------------------------------------------------------------------


FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

---------------------------------------------------------------------
(unaudited - in millions of                            March December
 United States dollars)                             31, 2005 31, 2004
---------------------------------------------------------------------

ASSETS

Current
Cash and cash equivalents                            $   798  $   645
Accounts and metals settlements receivable               364      332
Inventories                                              645      573
---------------------------------------------------------------------
Total current assets                                   1,807    1,550
Property, plant and equipment (notes 4 and 5)          3,217    3,195
Deferred expenses and other assets                       373      373
---------------------------------------------------------------------
Total assets                                         $ 5,397  $ 5,118
---------------------------------------------------------------------
---------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued charges                 $   339  $   335
Income and other taxes payable                            45       34
Long-term debt due within one year                       255      248
---------------------------------------------------------------------
Total current liabilities                                639      617
Long-term debt                                         1,181    1,189
Future income and mining taxes                           405      355
Employee future benefits                                 102      112
Other long-term liabilities (note 7)                     252      247
Non-controlling interest                                  36       35
---------------------------------------------------------------------
Total liabilities                                      2,615    2,555
Shareholders' equity                                   2,782    2,563
---------------------------------------------------------------------
Total liabilities and shareholders' equity           $ 5,397  $ 5,118
---------------------------------------------------------------------
---------------------------------------------------------------------


FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

---------------------------------------------------------------------
                                         Three months ended March 31,
                               --------------------------------------
                                         2005              2004
(unaudited - in millions of    --------------------------------------
 United States dollars)              Number Amount     Number Amount
---------------------------------------------------------------------

Share capital
 Authorized
 Unlimited preferred shares
 Unlimited common shares

 Issued
 Common shares
  Balance, beginning of period 179,770,190 $1,466 178,792,492 $1,450
  Issued pursuant to employee
   stock option plan               953,108     16     700,498     11
---------------------------------------------------------------------
  Balance, end of period       180,723,298  1,482 179,492,990  1,461
---------------------------------------------------------------------

 Preferred shares Series 1
  Balance, beginning and end
   of period                        89,835      1      89,835      1
---------------------------------------------------------------------

 Preferred shares Series 2
  Balance, beginning of period   4,787,283     78   7,910,165    129
  Conversion of units                    -      -  (3,122,882)   (51)
---------------------------------------------------------------------
  Balance, end of period         4,787,283     78   4,787,283     78
---------------------------------------------------------------------

 Preferred shares Series 3
  Balance, beginning of period   3,122,882     51           -      -
  Issue of units                         -      -   3,122,882     51
---------------------------------------------------------------------
  Balance, end of period         3,122,882     51   3,122,882     51
---------------------------------------------------------------------

Contributed surplus                             2                  2
---------------------------------------------------------------------

Surplus

 Balance, beginning of period                 749                139
  Earnings for the period                     221                184
  Dividends - Common shares                   (15)               (13)
            - Preferred shares                 (2)                (2)
---------------------------------------------------------------------
Balance, end of period                        953                308
---------------------------------------------------------------------

Cumulative translation adjustment             215                217
---------------------------------------------------------------------

Total shareholders' equity                 $2,782             $2,118
---------------------------------------------------------------------
---------------------------------------------------------------------


FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------
                                         Three months ended March 31,
                                         ----------------------------
(unaudited - in millions of United States dollars)       2005   2004
---------------------------------------------------------------------

Operating activities
 Earnings for the period                                $ 221  $ 184
 Add (deduct) items not affecting cash
  Depreciation and amortization                            62     57
  Future income and mining taxes                           60     40
  Non-controlling interest in earnings of subsidiaries      2      4
  Other                                                   (22)   (15)
 Contributions to pension fund in excess of expense       (10)    (7)
---------------------------------------------------------------------
 Cash provided by operating activities before working
  capital changes                                         313    263
  Net change in receivables, inventories and payables     (71)   (31)
---------------------------------------------------------------------
Cash provided by operating activities                     242    232
---------------------------------------------------------------------

Investing activities
 Capital investments and deferred project costs           (85)  (101)
 Other                                                     (3)    (2)
---------------------------------------------------------------------
Cash used in investing activities                         (88)  (103)
---------------------------------------------------------------------

Financing activities
 Long-term debt, including current portion:
  Repaid                                                    -     (7)
 Dividends paid - Common shareholders                     (15)   (13)
                - Preferred shareholders                   (1)    (2)
                - Minority shareholders of Falcondo        (1)     -
 Issue of common shares                                    16     11
---------------------------------------------------------------------
Cash used in financing activities                          (1)   (11)
---------------------------------------------------------------------

Cash provided during the period                           153    118
Cash and cash equivalents, beginning of period            645    298
---------------------------------------------------------------------
Cash and cash equivalents, end of period                $ 798  $ 416
---------------------------------------------------------------------
---------------------------------------------------------------------

Supplementary Information:

 Cash paid for interest                                 $   8  $   9
 Cash paid for income and mining taxes                  $  22  $  18


FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

---------------------------------------------------------------------
                                         Three months ended March 31,
                                         ----------------------------
(unaudited)                                            2005     2004
---------------------------------------------------------------------

Mine production (tonnes)
 Sudbury
  Nickel                                              6,122    4,404
  Copper                                              5,986    3,803

 Raglan
  Nickel                                              5,978    6,668
  Copper                                              1,525    1,733

 Montcalm
  Nickel                                              1,950    89(i)
  Copper                                              1,050    49(i)

 Falcondo
  Ferronickel                                         6,474    7,999

 Kidd Mining Division
  Copper                                             11,155    9,296
  Zinc                                               27,428   20,792
  Silver (000's ounces)                                 827    1,194

 Collahuasi
  Copper                                             46,973   35,369

 Lomas Bayas
  Copper                                             16,323   15,728

 Total mine output
  Nickel                                             20,524   19,160
  Copper                                             83,012   65,978

Metal production (tonnes)
 Sudbury - Smelter output
  Nickel                                             17,413   11,404
  Copper                                              5,594    4,234

 Nikkelverk - Refinery output
  Nickel                                             21,456   18,859
  Copper                                              8,952    9,746

 Falcondo
  Ferronickel                                         6,474    7,999

 Kidd Metallurgical Division
  Zinc plant output - zinc                           37,965   28,458
  Copper Cathode - refinery output                   31,460   33,722
  Blister Copper                                     34,444   33,500

 Collahuasi
  Copper                                              6,813    6,152

 Lomas Bayas
  Copper                                             16,323   15,728

 Total refined output
  Nickel                                             27,930   26,858
  Copper                                             63,548   65,348

(i) pre-production material.


FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

---------------------------------------------------------------------
                                         Three months ended March 31,
                                         ----------------------------
(unaudited)                                             2005    2004
---------------------------------------------------------------------

Metal sales (tonnes, except precious metals and silver)

 Integrated Nickel Operations (INO)
  Nickel                                              21,266  18,118
  Nickel purchased for resale                              -       -
                                         ------------------- -------
   Total                                              21,266  18,118
                                         ------------------- -------

  Copper                                              15,477  13,197

  Precious metal revenues ($ millions)                    28      22

 Ferronickel                                           6,515   6,777

 Kidd Creek Division
  Zinc (including metal in concentrate)               40,932  26,525

  Copper (including metal in concentrate)             25,419  28,969

  Silver (000's ounces)                                1,483   1,004

 Collahuasi
  Copper (including metal in concentrate)             46,892  28,879

 Lomas Bayas
  Copper                                              17,505  15,935

 Total Sales
  Nickel                                              27,781  24,895
  Copper                                             105,293  86,980

Average prices realized (U.S.$ per pound, except silver)
  Nickel                                               $7.03   $6.88
  Ferronickel                                           6.70    6.80
  Copper        Kidd                                    1.49    1.24
                Collahuasi                              1.47    1.17
                Lomas Bayas                             1.56    1.18
  Zinc                                                  0.63    0.52
  Silver (U.S.$ per ounce)                              6.75    6.42



                         FALCONBRIDGE LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 2005
                             (Unaudited)

 (Tabular figures in millions of United States dollars, except where otherwise noted)

/T/

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2004 Annual Report.

2. CHANGE IN ACCOUNTING STANDARDS

Effective January 1, 2005, the Corporation adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) to account for variable interest entities (VIEs). The new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE's expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on Falconbridge.

3. FOREIGN EXCHANGE GAINS AND LOSSES

Falconbridge's sales are denominated primarily in U.S. dollars and, to a lesser extent, in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency. This exposes it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1 below). Falconbridge also uses foreign currency exchange contracts to reduce the exposure to other foreign currency expenditures, and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 2 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

Included in earnings for the three months ended March 31, 2005 and 2004 are exchange gains as summarized below:

/T/

---------------------------------------------------------------------
                                                         Three months
                                                      ended March 31,
                                                 --------------------
Source of foreign exchange       Income statement    2005        2004
 gains                            grouping
---------------------------------------------------------------------

1. Hedging gains                 Cost of Sales         11          19
---------------------------------------------------------------------

2. Other foreign exchange gains  Other Income           3           5
---------------------------------------------------------------------


4. SEGMENTED INFORMATION

---------------------------------------------------------------------
                 Nickel             Copper
             -------------  -----------------------
                             Kidd             Lomas  Corporate
             INO  Falcondo  Creek Collahuasi  Bayas  and other  Total
---------------------------------------------------------------------

Three months ended March 31, 2005

 Ownership (100%)  (85.26%) (100%)      (44%) (100%)     (100%)
 Revenues    442        96    160        145     60          -   $903
 Operating
  income
  (loss)     157        33     18         84     32        (15)   309
 Depreciation,
  depletion
  and
  amorti-
  zation      25         2     13         16      5          1     62
 Property,
  plant &
  equip-
  ment     1,085       116    839      1,040    129          8  3,217
 Capital
  expenditures
  & deferred
  projects
  costs       41         5     29          8      2          -     85

Three months ended March 31, 2004

 Ownership (100%)  (85.26%) (100%)      (44%) (100%)     (100%)
 Revenues   $379      $101   $133        $77    $44          -   $734
 Operating
  income     131        55      3         45     24          9    267
 Depreciation,
  depletion
  and
  amorti-
  zation      28         2     13          9      4          1     57
 Property,
  plant &
  equipment  972       104    758      1,014    139         10  2,997
 Capital
  expenditures
  & deferred
  projects
  costs       31         3     31         30      6          -    101

Principal
 base of
 opera-          Dominican
 tions    Canada  Republic Canada      Chile  Chile     Canada

---------------------------------------------------------------------

/T/

5. CAPITALIZED INTEREST

During the three months ended March 31, 2005, Falconbridge capitalized $7 million of interest costs associated with projects under development (2004
- $6 million).

6. EMPLOYEE STOCK OPTION PLAN

During the three months ended March 31, 2005 Falconbridge granted 415,500 stock options (2004 - 380,500) with a value of $4 million (2004 - $3 million). Compensation expense of $1 million (2004 - $1 million), associated with the vested portion of stock options, is included in selling, general and administrative expense.

7. ASSET RETIREMENT OBLIGATION

During the three months ended March 31, 2005, the provision for asset retirement obligations, included in other long-term liabilities, increased by $1 million from December 31, 2004 as detailed below:

/T/

---------------------------------------------------------------------
                                         Three months ended March 31,
                                        -----------------------------
                                             2005               2004
---------------------------------------------------------------------
Asset retirement obligation,
 beginning of period                          149                132
Accretion expense                               2                  2
Foreign exchange                               (1)                (4)
---------------------------------------------------------------------
Asset retirement obligation,
 end of period                                150                130
---------------------------------------------------------------------


8. POST-EMPLOYMENT BENEFIT EXPENSE

The post-employment benefit expense for the three months ended March 31 is detailed below:
---------------------------------------------------------------------
                                         Three months ended March 31,
                                        -----------------------------
                                             2005               2004
---------------------------------------------------------------------
Defined benefit pension plans                   7                  8
Defined contribution pension plans              2                  2
Other benefit plans                             6                  6
---------------------------------------------------------------------

                                               15                 16
---------------------------------------------------------------------

/T/

9. GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the accounting definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Corporation has not made any significant payments under such indemnifications and therefore, no amounts have been accrued in the financial statements with respect to these indemnification commitments.

10. PROPOSED TRANSACTIONS

On March 9, 2005 Falconbridge entered into an agreement to combine with its major shareholder, Noranda Inc. The merger would be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) would be offered 1.77 Noranda common shares for each Falconbridge common share.

11. SUBSEQUENT EVENT

On April 19, 2005, Falconbridge and Barrick Gold entered into a joint venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, Falconbridge has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

Over the next several years, Falconbridge will fund and conduct a $50 million work plan that will include additional exploration, infill drilling, and technical work to update the resource model for Kabanga. Upon conclusion of the work plan, Falconbridge will fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint venture expenditures.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture
VP, Investor Relations, Communications & Public Affairs
(416) 982-7020
(416) 982-7423 (FAX)
denis.couture@toronto.norfalc.com

OR

Falconbridge Limited
Michael Doolan
Senior Vice-President and Chief Financial Officer
(416) 982-7355
(416) 982-7423 (FAX)
michael.doolan@toronto.norfalc.com
www.falconbridge.com

INDUSTRY:  MNG
SUBJECT:   ERN

-0-